OSISKO GOLD ROYALTIES LTD

POLICY ON RECOVERY OF INCENTIVE-BASED COMPENSATION

A. OBJECTIVE AND SCOPE

This policy on recovery of incentive-based compensation (the "Policy") applies in the event of any accounting restatement ("Restatement") of the Corporation's financial results due to its material non-compliance with financial reporting requirements under applicable U.S. federal securities laws, including any required Restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, and including if such Restatement is resulting from gross negligence, intentional misconduct, fraud or other similar intentional misconduct. This Policy does not apply to changes to previously issued financial statements that are not caused by non-compliance with financial reporting requirements, such as, but not limited to, a retrospective: (1) application of a change in accounting principles (including early adoption of accounting standards); (2) revision to reportable segment information due to a change in the structure of the Corporation's internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; (5) adjustment to provision amounts in connection with a prior business combination; and (6) revision for stock splits, reverse stock splits, dividends or other changes in capital structure (collectively the "Restatement Exclusions").

B. EXECUTIVE OFFICERS SUBJECT TO THE POLICY

The executive officers of the Corporation are covered by this Policy.  This includes the Corporation's current or former President and Chief Executive Officer, Vice President, Finance and Chief Financial Officer, any Vice-President of the Corporation in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for the Corporation, including executive officers of the Corporation's subsidiaries (the "Executive Officers").  All of these Executive Officers are subject to this Policy, even if an Executive Officer had no responsibility for the facts or events which required a Restatement.

C. COMPENSATION SUBJECT TO THE POLICY

This Policy applies to any Incentive-Based Compensation (as defined below) received by an Executive Officer during the period (the "Clawback Period") consisting of any of the three completed fiscal years immediately preceding:

  the date that the Corporation's Board of Directors (the "Board") (or a committee thereof) concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement, or

1

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  the date that a court, regulator, or other legally authorized body directs the Corporation to prepare a Restatement.

This Policy covers all incentive-based compensation ("Incentive-Based Compensation") (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any "financial reporting measure". Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Corporation's financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, share price and total shareholder return). For the avoidance of doubt, a financial reporting measure need not be presented in the Corporation's financial statements or included in a filing with the U.S. Securities and Exchange Commission (the "SEC") in order to be considered a financial reporting measure. Incentive-Based Compensation is deemed "received" in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.

Incentive-Based Compensation does not include base annual salary, compensation which is awarded based solely on service to the Corporation (e.g. a time-vested award, including time-vesting stock options or restricted share units), nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).

D. AMOUNT REQUIRED TO BE REPAID PURSUANT TO THIS POLICY

The amount of Incentive-Based Compensation that must be repaid (subject to the few limitations discussed below) is the amount of Incentive-Based Compensation received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement (the "Recoverable Amount"). Applying this definition, after a Restatement, the Corporation will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with SEC and New York Stock Exchange ("NYSE") rules. The Corporation will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated financial measure. Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure performance goal, the Corporation will determine the portion of the original Incentive-Based Compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Corporation recovers the full amount of Incentive-Based Compensation that was erroneously awarded.  For Incentive-Based Compensation based on (or derived from) share price or total shareholder return where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement, the amount shall be determined by the Corporation based on a reasonable estimate of the effect of the Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was received (in which case, the Corporation shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the NYSE).

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In no event shall the Corporation be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.

If equity compensation is recoverable due to being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested or settled by the Corporation (when the accounting results were the reason the equity compensation was vested or settled), in each case in the Clawback Period, the Corporation will recover the excess portion of the equity award that would not have been granted, vested or settled based on the Restatement, as follows:

  if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;

  if the equity award has been exercised or settled into shares (the "Underlying Shares"), and the Executive Officer still holds the Underlying Shares, the Corporation will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

  if the Underlying Shares have been sold by the Executive Officer, the Corporation will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The Board will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless the Human Resources Committee determines that it would be impracticable solely for the following limited reasons to the extent permitted by the NYSE listing requirements to recover such amount because (1) the direct expense paid to a third party to assist in enforcing recovery would exceed the Recoverable Amount after the Corporation has made a reasonable attempt to recoup the applicable erroneously awarded compensation, documented such attempts and provided such documentation to the NYSE, (2) if the recovery of the Incentive-Based Compensation would violate the applicable laws of Québec, Ontario, British Columbia and Canada where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recoup any amount of erroneously awarded compensation based on violation of Provincial or Federal laws of Canada, the Corporation has obtained an opinion of counsel, acceptable to NYSE, that recoupment would result in such a violation and a copy of the opinion is provided to NYSE, or (3) for any other reason permitted by the NYSE listing requirements.

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E. ADDITIONAL CLAWBACK REQUIRED BY SECTION 304 OF THE SARBANES-OXLEY ACT OF 2002

In addition to the provisions described above, if the Corporation is required to prepare an accounting restatement due to the material non-compliance of the Corporation, as a result of misconduct, with any financial reporting requirement under the securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Corporation for:

  any bonus or other incentive-based or equity-based compensation received from the Corporation during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of such financial document; and

  any profits realized from the sale of securities of the Corporation during that 12-month period.

F. CREDITING OF RECOVERY AMOUNTS

To the extent that subsections A, B, C and D of this Policy (the "Rule 10D-1 Clawback Requirements") would provide for recovery of Incentive-Based Compensation recoverable by the Corporation pursuant to Section 304 of the Sarbanes-Oxley Act, in accordance with subsection E of this Policy (the "Sarbanes-Oxley Clawback Requirements"), and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed the Corporation shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements.  Recovery pursuant to the Rule 10D-1 Clawback Requirements does not preclude recovery under the Sarbanes-Oxley Clawback Requirements, to the extent any applicable amounts have not been reimbursed to the Corporation.

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G. GENERAL PROVISIONS

This Policy may be amended by the Board, as recommended by the Human Resources Committee, from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.

The Corporation will not indemnify or provide insurance to cover any repayment of Incentive-Based Compensation in accordance with this Policy.

The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Corporation or any of its subsidiaries.

All determinations and decisions made by the Board (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Corporation, its subsidiaries and the persons to whom this Policy applies.

Executive Officers (as defined above) are required to acknowledge that they have read this Policy annually as per Schedule A hereof. If you have questions about the interpretation of this Policy, please contact the Corporation's Vice President, Legal Affairs and Corporate Secretary at:

Telephone:	514-940-0670 (Ext:156)
E-mail:	alebel@osiskogr.com
Mail:	Vice President, Legal Affairs and Corporate Secretary 1100, av. des Canadiens-de-Montréal, bureau 300 Gare Windsor, C.P. 211 Montréal (Québec) H3B 2S2

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POLICY REVIEW

The Human Resources Committee shall review annually this Policy and recommend appropriate changes to the Board.  All amendments will be brought to the attention of each Executive Officer upon becoming effective.

This Policy was adopted by the Board of Directors on May 6, 2015 and was last reviewed on and amended on November 6, 2024.

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SCHEDULE A

EXECUTIVE OFFICER ACKNOWLEDGEMENT AND AGREEMENT

PERTAINING TO THE POLICY ON RECOVERY OF

INCENTIVE-BASED COMPENSATION OF

OSISKO GOLD ROYALTIES LTD

This Acknowledgement and Agreement (the "Acknowledgement") is delivered by the undersigned Executive Officer, as defined in the Policy on Recovery of Incentive-Based Compensation (the "Policy") adopted by the Board of Directors (the "Board") of Osisko Gold Royalties Ltd (the "Corporation"), as of the date set forth below to the Corporation.

Effective November 8, 2023, the Board of the Corporation adopted the Policy, attached as Exhibit A hereto (as amended, restated, supplemented or otherwise modified from time to time by the Board). The Policy provides for the recoupment of certain compensation from Executive Officers upon:

  the date that the Corporation's Board (or a committee thereof) concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement (as defined in the Policy), or the date that a court, regulator, or other legally authorized body directs the Corporation to prepare a Restatement.

In consideration of the continued benefits to be received from the Corporation (and/or any subsidiary of the Corporation) and Executive Officer's right to participate in, and as a condition to the receipt of, Incentive-Based Compensation (as defined in the Policy), Executive Officer hereby acknowledges and agrees to the following:

1.	Executive Officer has read and understands the Policy and has had an opportunity to ask questions to the Corporation regarding the Policy.

2.	Executive Officer agrees to be bound by and to abide by the terms of the Policy and intends for the Policy to be applied to the fullest extent of the law.

3.

The Policy shall apply to any and all Incentive-Based Compensation that is approved, awarded, granted or settled to Executive Officer on or after October 2nd, 2023 and any Incentive-Based Compensation that is outstanding as of December 31 of each year. For greater certainty, the policy that was in force prior to November 8, 2023 (a copy of which is attached as Exhibit B hereto) remains applicable to recovery of any and all Incentive Compensation (as defined in such policy) that was approved, awarded, granted or settled to Executive Officer (as defined in such policy) between January 1st, 2021 and October 1st, 2023.

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4.

In the event of any inconsistency between the provisions of the Policy and this Acknowledgement or any applicable Incentive-Based Compensation arrangements, employment agreement, equity agreement or similar agreement or arrangement setting forth the terms and conditions of any Incentive-Based Compensation, the terms of the Policy shall govern.

No modifications, waivers or amendments of the terms of this Acknowledgement shall be effective unless signed in writing by the Executive Officer and the Corporation. The provisions of this Acknowledgement shall inure to the benefit of the Corporation, and shall be binding upon, the successors, administrators, heirs, legal representatives and assigns of Executive Officer.

By signing below, the Executive Officer agrees to the application of the Policy and the other terms of this Acknowledgement.

Dated this • of the month of •, 20      .

[NAME]

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EXHIBIT B

OSISKO GOLD ROYALTIES LTD

POLICY ON RECOVERY OF INCENTIVE COMPENSATION

This policy on recovery of incentive compensation (the "Policy"), which authorizes the Board of Directors (the "Board") of Osisko Gold Royalties Ltd (the "Corporation") to recover from an Executive Officer compensation paid as part of the Incentive Compensation (as defined below) in instances where a Restatement (as defined below) would be reported.

The principal guidelines of which are set forth below:

RESTATEMENT GUIDELINES

For the purpose of the Policy, the Board may be entitled to recover from Executive Officers compensation paid as part of Incentive Compensation should:

(i) approved quarterly or annual financial statements be subsequently the subject of or affected by a material restatement of all or a portion of the Corporation's financial statements (a "Restatement") if and only if:

a. such Restatement is resulting from gross negligence, intentional misconduct, fraud or other similar intentional misconduct; and

b. the Incentive Compensation payment received by Executive Officers would have been lower had the financial statements not been subject to a Restatement.

For greater certainty, in case of Restatement, all Executive Officers shall be subject to recovery; regardless of whether or not any such Executive Officer has no responsibility for such Restatement.

The Board may determine whether any other facts, circumstances or legal obligations make it appropriate for the Board to consider, in the exercise of its fiduciary obligations to the Corporation, that a recovery of Incentive Compensation is necessary.

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RECOVERY PROCESS AND MANNER OF REPAYMENT

The Board shall determine the amount, if any, of the difference between the Incentive Compensation received and the actual compensation payable based on the Restatement. In determining the amount of recovery, the Board shall take into consideration in good faith an estimate of the value of any tax deduction available to the applicable Executive Officer or such other tax efficiencies resulting from recovery in order to make a fair and equitable recovery on behalf of the Corporation.

Upon the occurrence of a Restatement, before the Board determines to seek recovery pursuant to the Policy and recommendations of the Human Resources Committee, the Board shall provide to the relevant Executive Officer(s) written notice and the opportunity to be heard, at a meeting of the Board of Directors (which may take place either in person or by way of a conference call, as determined by the Board).

In the event the Board determines to seek a recovery pursuant to this Policy, it shall make a written demand for repayment from the Executive Officer, should the Executive Officer not, within a reasonable period, tender repayment in response to such demand, the Board would then determine that he or she is unlikely to do so, and therefore seek proper legal recourses against the Executive Officer in reach of such repayment.

The application and enforcement of this Policy to recover all or part of the Incentive Compensation includes, without limitation:

(i) forfeiture or cancellation of unpaid or unvested Incentive Compensation;

(ii) recoupment of the value of any or all Incentive Compensation previously paid;

(iii) not paying or granting future compensation or equity awards to Executive Officers;

(iv) any other remedial and recovery action permitted by applicable law.

The Corporation is however not obligated to recover erroneously paid Incentive Compensation in the following circumstances:

(A) the Board determines that it would be impracticable to recover the Incentive Compensation because the direct costs of the recovery exceed the Incentive Amount;

(B) the recovery would be contrary to the interests of the Corporation; or

(C) the recovery violates the laws of the Corporation's jurisdiction of incorporation.

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DEFINED TERMS

For the purposes of this Policy, the following defined terms bear the meanings attributed to them:

Executive Officer(s): means any of the Executive Chair, the President and Chief Executive Officer, the Chief Financial Officer and Vice President, Finance and all other Vice Presidents duly appointed by the Board of the Corporation or any of its subsidiary entities who performs a policy-making function in respect of the entity (including any Executive Officer that cease to occupy such function following the adoption of the Policy).

Incentive Compensation: includes, with respect to the twenty-four (24) months preceding such restatement, all bonuses awarded to the Corporation's Executive Officers as well as performance based long term compensation in direct relation to the event that would require a Restatement, but excludes compensation granted or vested other than in relation to performance criteria.

REVIEW

The Human Resources Committee shall review annually this Policy and recommend appropriate changes to the Board.